NOL

[redacted]

RECEIVED

2008 APR 17 P 12: 29

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

08001947

11 April 2008

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to NOL's Daily Share Buy-Back. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Marjorie Wee (Ms)
Company Secretary

PROCESSED
APR 22 2008
THOMSON
FINANCIAL

Enc

/cl

O:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2008\Letter to SEC (Elliott Staffin) (Share Buy-Back) - 11Apr08 DOC

dlw 4/18

APL APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

Daily Share Buy-Back Notice

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	11-Apr-2008 19:14:25
Announcement No.	00201

>> Announcement Details

The details of the announcement start here ...

	Name of Overseas Exchange where Company has Dual Listing (if applicable)	

(A) Share Buy-Back Authority

I.	Maximum number of shares authorised for purchase*	146,215,623

(B) Details of Purchases Made

I.	Purchases made by way of market acquisition	• Yes

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange
1	Date of Purchases	11-04-2008	
2	Total number of shares purchased	4,000	
3a	Price paid per share#; or	Currency : S$ Amount : 3.14	Currency : [Select Currency] Amount :
3b	Highest price per share#	Currency : S$ Amount : 3.14	Currency : [Select Currency] Amount :
	Lowest price per share#	Currency : S$ Amount : 3.14	Currency : [Select Currency] Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : S$ Amount : 12,577.14	Currency : [Select Currency] Amount :

Specify currency

II.	Purchases made by way of off market acquisition on equal access scheme?	• No

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange

1	Date of Purchases		
2	Total number of shares purchased		
3	Price paid or payable per share#; or	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :

Specify currency

(C) Cummulative Purchases

	By way of market acquisition		**By way of off-market acquisition on equal access scheme**		**Total**	
	No.	% [1]	No.	%	No.	%
Cummulative no. of shares purchased to-date [2]	2,504,000	0.171			2,504,000	0.171

[1] Percentage of company's issued share capital as at the date of the share buy-back resolution
[2] From the date on which the share buy-back mandate is obtained

(D)	Number of issued shares after purchase*	1,470,295,743

Footnotes

(1) All references to "shares" in this notice shall be deemed to be references to NOL Ordinary Shares.

(2) Total consideration includes GST of S$1.12.

Attachments:

Total size = **0**
(2048K size limit recommended)

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END